Phoenix Canada Oil Company Limited

Management's Interim Report to Shareholders – 3Q2008

The recent oil (and natural gas) price volatility has limited the investment community's interest in and expectations for the industry -- to the detriment of investors in all alternative energy technologies. Government energy planning and programs remain in place -- but with much reduced urgency in a world of sub-$60 oil (and sub-$7 gas). A sustainable oil "floor price" remains speculative. Yet -- the world is still consuming much more oil than is being discovered! The world's current oil discovery rate -- increasingly difficult and costly in any event -- is under 50% of current oil consumption! It took the world 125 years to deplete the first trillion barrels of oil -- and the next trillion barrels of oil reserves (final?) will last 30 years, at most.

There are arguments on the compelling urgency of the "Hydrogen Economy." The Phoenix role at the "cutting-edge" of this REPLACEMENT (not "alternative") energy technology is assured. Phoenix is well financed to advance the innovative, unique and proprietary low cost hydrogen generation technology -- which we now hold under a long term (over 35 years) Technology License Agreement with a major U.S. research university.

Corporate Financial Highlights (3Q2008)

- Current assets, at $8,562,000 -- remain substantially unchanged from $9,068,000 reported at 2007 year-end.
- The restatement -- due to the new regulatory policy of marking to investments to market -- decreased the current period's aggregate assets to $10,070,000, largely cash and equivalents, from $10,667,000 at the prior year-end.
- Current liabilities declined to $229,000 -- from $380,000 at the prior year-end --due to decreased income tax and routine administration liabilities.
- Shareholder's equity decreased to $10,070,000 from $10,287,000 at the earlier year-end -- largely due to the policy of marking investments to market and the required non-cash provisions for stock-based compensation.
- Gross revenues of $306,000 declined from $391,000 for the previous year's period due largely to non-cash provisions for stock-based compensation.
- Net loss for the year to date, after interest charges of $6,100 and non-cash charges of $78,000 attributable to stock-based Director's compensation, was $23,000 -- compared with the last year's net income of $107,000. The current year's per share loss was NIL (less than one cent per share), compared with net income of 2 cents per share for last year's comparable period.
- Issued and outstanding share capital, fully diluted (including Director stock options) increased to 5,165,994 shares from 5,065,994 shares the previous year -- an unusually modest capitalization when related to the upside potential of our prospective hydrogen generation technology.
- The capitalized costs of our hydrogen generation R&D project to date increased during the period to $511,000 from $459,000 at the 2007 year-end.

The Phoenix hydrogen production system employs catalytic-driven photoectrochemistry to generate pure hydrogen gas. The process essentially mimics natural photosynthesis

where sunlight catalyzes vegetation growth -- which is then converted into fossil fuels over eons of time. The Phoenix system employs solar light to effectively power a form of "molecular machine" which splits the water feedstock into its hydrogen and oxygen components. Water-splitting processes have been researched for decades, even centuries, before the unique Phoenix "foundation" technology was recognized by the recent U.S. Patent. Hydrogen is by far the most plentiful element in the universe and can provide virtually inexhaustible reserves of clean energy. Its benign environmental impact continues through the hydrogen combustion process which generates heat energy and moisture, exclusively. Conventional natural gas infrastructure can be employed for many hydrogen storage, transport and delivery applications.

Comments on the current status of the alternative energy universe:

- **Subsidies:**

Practically without exception, alternative energies require massive, longer term government/ taxpayer subsidies to establish and maintain their markets.

- **Ethanol/Biofuels:**

Biofuels consume agricultural commodities and generate food price inflation -- after factoring in production, processing, storage, delivery and infrastructure inputs. Ethanol-based fuels operate at a negative energy balance -- and are severely corrosive in their storage, handling, transport and combustion.

- **Solar Power:**

Solar power generation is technically limited by intermittent operating conditions -- including night, overcast skies, snow and rain; all adversely impacting solar panel efficiencies. Intermittent operations require special storage and standby power capabilities which adversely impact economic feasibility.

- **Wind Power:**

Wind power, as solar energy, is also restricted by intermittent operations -- by dependence on unpredictable climatic air movements. Standby power required during wind down-times materially impact capital and operating costs.

- **Nuclear and Coal:**

These "conventional energy alternatives" are recognized as environmentally unacceptable. The nuclear energy option must also resolve the costs and dangers of routine plant operations -- and the "1000-year" secure storage needed for spent nuclear fuel.

Phoenix plans for a leading role in the future "Hydrogen Economy" -- based on the milestone grant of U.S. Patent 7,122,171 in October 2006. Phoenix holds worldwide exclusivity for the innovative, proprietary hydrogen gas generation technology held by its U.S. subsidiary -- Phoenix International Energy Inc. Our position is secured through a long term Technology License Agreement with a major U.S. research university under which the intellectual property rights are maintained for a period of 20 years beyond the 17-year life of the last patent issued under the accord. The U.S. Patent confirms that the rigorous pre-patent examination process has disclosed no "prior art" that conflicts with the proprietary "foundation" technology driving the solar light-powered generation of hydrogen gas from an ordinary water feedstock.

per: S. Donald Moore; President
18 November 2008

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